Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

(in thousands, except the ratio of earnings to fixed charges)	For the Year Ended December 31,
	2007	2006	2005	2004	2003
Interest expense on long-term debt	$4,472	4,291	3,495	2,564	5,886
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	—	5,221	6,642	7,152	4,492
Estimated interest within rental expense related to operating leases	367	366	351	340	286
Other interest expense and capitalized expenses	147	74	84	95	475
Total fixed charges	4,986	9,952	10,572	10,151	11,139

Income from continuing operations before income taxes	76,758	47,121	35,869	27,111	13,199
Plus fixed charges	4,986	9,952	10,572	10,151	11,139
Earnings	$81,744	57,073	46,441	37,262	24,338

Ratio of earnings to fixed charges (1),(2)	16.39	5.73	4.39	3.67	2.18

(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no shares outstanding and we do not have any preferred stock dividend obligations.  Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.